December 5, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 011 44 20 7356 2141

Helen A. Weir
Group Finance Director
Lloyds TSB Group plc.
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds TSB Group plc
         Form 20-F filed June 5, 2008
         File No. 001-15246

Dear Ms. Weir:

        We have reviewed your response letter dated September 26, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Note 47, Financial Management Risk, page F-61

1.   We refer to your response to the first bullet point of comment 6 in which you state that in future filings you will either provide disclosure similar to that included in note 4 to the Company's Form 6-K dated July 30, 2008 or the disclosure required by paragraph 27(c) and 27(d) of IFRS 7. In this regard, please tell us the following:

- Where you have stated in Note 4 of the June 30, 2008 interim financial statements the reasons why the sensitivity analysis regarding reasonably possible alternate assumptions for determining fair value would not have changed the fair value significantly.

- How you considered the effect of recent market volatility on the sensitivity analysis required by paragraph 27(c) of IFRS 7 with respect to the use of reasonably possible alternate assumptions in determining fair value.

2.   We refer to your response to the second bullet point of comment 6. We note the "Fair values of financial assets and liabilities" section of Note 47 states you employ a variety of estimation techniques to determine fair value using significant estimates which may make comparison of fair values between financial institutions not meaningful. For example, you state that to determine the fair value of trading and other financial instruments not quoted in active markets you use valuation techniques such as cash flow models and for derivative financial instruments you use discounted cash flow and options pricing models, as appropriate. Considering the increased volatility of the financial markets, please tell us and in future filings revise this note to provide the following information:

- A discussion of the most significant assumptions applied and observable and unobservable valuation inputs used for *each* of the different valuation models and methodologies implemented to determine the fair value of each class of financial assets or financial liabilities as required by paragraph 27(a) of IFRS 7.

- Disclose the significant inputs into the valuation models that have the potential to most significantly impact the value determined and the assumptions used for those inputs for all periods presented.

- Disclose the extent to which a particular valuation model is used to value certain of your asset and liability classes.

- Refer to paragraph BC38 of IFRS 7 that specifies the disclosure of the main valuation assumptions used in internal valuation models for those models that could result in a significantly different estimate of fair value.

General

3.   We note the response to comment 7 in you letter of September 26, 2008. Please discuss the materiality of the operations and other contacts described in your response to us. You should address materiality in quantitative terms, including, for each country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. We note that in your letter, you state that some of your business is through trade finance contracts, some of which have a number of years to run. Please advise us how many years and include quantitative information with respect to these future transactions.

4.   Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

5.   We note the response to comment 8 in your letter of September 26, 2008. The staff remains of the view that you should identify in future reports filed with this agency the state sponsors of terrorism with respect to which you have provided information to the referenced agencies.

*   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3492 if you have any questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant